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                                                                  Exhibit (a)(8)



                                                                    SULZERMEDICA

[INVESTOR NEWS]


Winterthur, December 16, 1997                     Investor Relations Office

                                                  Sulzer Medica Ltd
                                                  Zurcherstrasse 12
                                                  8401 Winterthur, Switzerland
                                                  Phone     ++41 52 262 72 40
                                                  Fax       ++41 52 262 00 23

SULZER MEDICA AGREES TO ACQUIRE SPINE-TECH INC.

Sulzer Medica Ltd, a leading orthopedic and cardiovascular device company headquartered in Winterthur, Switzerland, and with a significant presence in the US, is realizing a major strategic step in orthopedics. Sulzer Medica agreed with Spine-Tech Inc. of Minneapolis, Minnesota, USA, to acquire all of the outstanding shares of Spine-Tech. Spine-Tech, a rapidly growing company, is a leader in the spinal implant market with its innovative line of interbody fusion devices. The transaction involves a cash tender offer for all outstanding Spine-Tech common shares at 52 USD per share for a total net value of approximately 595 million USD. The tender offer is expected to expire on January 20, 1998.

With this acquisition, the Orthopedics Division of Sulzer Medica will achieve a major entry into the spinal market segment, a strategic goal outlined during Sulzer Medica's recent public offering. The tender offer, which has been approved by the Board of Directors of each company, will be conditioned on the tender of a majority of the outstanding Spine-Tech shares, the expiration of antitrust waiting periods and other customary conditions.

Since FDA approval of Spine-Tech's principal product, the BAK implant, in September 1996, Spine-Tech has sold over 53 million USD of devices through November 1997. Due to the innovative design and approach of Spine-Tech's products, as well as the rapid growth of the spinal implant market, Sulzer Medica expects to achieve significant growth in both sales and earnings in the spinal market. The BAK implant involves a less invasive procedure with shorter hospital stay, more rapid patient recovery and, as such, may result in reduced overall cost compared to traditional treatment. The technology, therefore, offers advantages for patients, hospitals, surgeons, and economic buyers. Furthering its record of product innovation, Spine-Tech is preparing to launch the industry's first second generation interbody fusion device.

The impact on Sulzer Medica's earnings is expected to be dilutive in 1998, but accretive thereafter. Andre P. Buchel, President and CEO of Sulzer Medica said

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Page 2 of 2 / December 16, 1997
Sulzer Medica agrees to acquire Spine-Tech Inc.

"With this acquisition, we are executing an important step in the continuing expansion program for our orthopedic and cardiovascular businesses, as outlined in our initial public offering. The acquisition of Spine-Tech illustrates our strategy of entrance into high-growth, high-margin segments of our markets." Felix Scherrer, President of Sulzer Medica's Orthopedics Division, adds "With the addition of Spine-Tech, we can strengthen our position in the worldwide orthopedics market. Additionally, we can leverage our direct distribution system in Europe and Asia, while complementing our product range."

Spine-Tech will operate as a business unit of Sulzer Orthopedics. David Stassen, President of Spine-Tech, will become global head of Sulzer Medica's spinal business. Mr. Stassen and his key management at Spine-Tech have expressed their commitment to stay with the company in order to aid its continued growth and prosperity. "This is an excellent opportunity for both organizations and our customers, in that the combined organization will benefit from overall faster growth and improved performance," commented Mr. Stassen.

Sulzer Medica, with sales of approximately 1 billion USD, currently employs more than 4800 people worldwide. Sulzer Medica is focused on the development of implantable medical devices and biomaterials for the cardiovascular and orthopedic markets worldwide. The company's products include heart valves, pacemakers, defibrillators, ablation catheters, vascular grafts, artificial knees, hips, shoulder, and dental implants. (Zurich Stock Exchange: SMEN;
NYSE: SM)

THE "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. This press release contains forward-looking statements that involve risks and uncertainties, including but not limited to, projections of future sales, returns or invested assets and other risks detailed from time to time in the company's Securities and Exchange Commission filings.

Please note that a conference call is scheduled to take place today at 4:00 p.m. Swiss time where Sulzer Medica and Spine-Tech management will be available to answer analyst and investor questions. The invitation including respective phone access numbers is attached.


FOR INQUIRIES PLEASE CONTACT DORIS SCHURDAK, SULZER MEDICA LTD, PHONE +41 52 26272 40 OR LARRY PANITZ, SULZER MEDICA USA, PHONE (409) 848-4180